Exhibit 99.2

Results of Annual General Meeting

Melbourne, Australia, November 18, 2024: Immuron Limited (ASX: IMC, NASDAQ: IMRN) advises that all resolutions considered at the Annual General Meeting held earlier today were carried by a poll.

In accordance with Listing Rule 3.13.2 and Section 251AA of the Corporations Act 2001, details of the resolutions and the proxies received in respect of each resolution are attached.

Phillip Hains

Company Secretary

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercialising orally delivered targeted polyclonal antibodies for the treatment of infectious diseases.

For more information visit: http://www.immuron.com

Disclosure of Proxy Votes Immuron Limited Annual General Meeting Monday, 18 November 2024	Automic GPO Box 5193, Sydney, NSW 2001 P 1300 288 664 (aus) or +61 (0)2 9698 5414 (world) F +61 (0)2 8583 3040 E hello@automic.com.au ABN 27 152 260 814

In accordance with section 251AA of the Corporations Act 2001, the following information is provided in relation to resolutions put to members at the meeting.

	Decided by Show of	Total Number of Proxy Votes exercisable by	Proxy Votes				Poll Results (if applicable)			Results
Resolution	Hands (S) or Poll (P)	proxies validly appointed	FOR	AGAINST	ABSTAIN	PROXY’S DISCRETION	FOR	AGAINST	ABSTAIN	OUTCOME
1 Adoption of Remuneration Report	P	35,746,706	33,665,712	2,077,070	1,464,874	3,924	33,669,636	2,077,070	1,464,874	-
			94.18%	5.81%		0.01%	94.19%	5.81%
2 Re-election of Mr Daniel Pollock	P	39,294,559	33,077,748	6,197,887	189,520	18,924	33,271,152	6,197,887	189,520	Carried
			84.18%	15.77%		0.05%	84.30%	15.70%
3 Election of Dr Jeannette Joughin	P	39,174,239	38,004,322	1,152,886	309,840	17,031	38,195,833	1,152,886	309,840	Carried
			97.01%	2.94%		0.04%	97.07%	2.93%
4 Approval of increased placement capacity	P	39,386,673	31,705,540	7,679,102	97,406	2,031	31,882,051	7,679,102	97,406	Carried
			80.50%	19.50%		0.01%	80.59%	19.41%
5 Approval of the Issue of Options to Dr Jeannette Joughin	P	37,084,289	33,151,945 89.40%	3,840,083 10.36%	167,291	92,261 0.25%	33,244,206 89.64%	3,840,083 10.36%	167,291	Carried
6 Approval of the Issue of Options to Mr Daniel Pollock	P	37,174,369	28,547,071 76.79%	8,535,037 22.96%	77,211	92,261 0.25%	28,639,332 77.04%	8,535,037 22.96%	77,211	Carried
7 Approval of the Issue of Options to Prof. Ravi Savarirayan	P	37,084,369	29,836,671 80.46%	7,155,437 19.30%	167,211	92,261 0.25%	29,928,932 80.70%	7,155,437 19.30%	167,211	Carried